Exhibit 1A-6D

PLATFORM LICENSE AGREEMENT

This is an Agreement, entered into on February 22, 2016, by and between Yobi Ventures, LLC, a Delaware limited liability company (“Funding Portal”) and Yobi Capital Fund Corporation, a Delaware corporation (“Operator”).

Background

I.         Funding Portal is a licensed funding portal under section 4A(a)(1) of the Securities Act of 1933 (the “Act”).

II.       Operator operates an internet website located at www.YobiFund.com (the “Platform”).

III.      Funding Portal desires to use the Platform to offer securities under section 4(a)(6) of the Act (the “Offerings”).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.         Grant of License.

1.1.           In General. Operator hereby grants to Funding Portal a limited, non-exclusive, non-transferable license to use the Platform during the Term, solely to conduct the Offerings (the “License”).

1.2.           Restrictions. Funding Portal shall not (i) decompile or reverse engineer the Platform or otherwise attempt to obtain the source code for the Platform; (ii) sublicense or allow any other person to use the Platform, except in the normal conduct of Offerings; (iii) use the Platform for any purpose other than to conduct Offerings; or (iv) use the Platform in a manner that interferes with the use of Platform by Operator or its other licensees.

2.         Services. Operator shall provide the following services in connection with the operation of the Platform (the “Services”):

2.1.           Customization. Operator shall customize the Platform, where applicable with the name, logos, and branding of Funding Portal, with the “look and feel” desired by Funding Portal, so that any Offering selected by an end user is handled in the name of Funding Portal. However, such customization shall not include the addition of functionality or the incorporation of new software unless mutually agreed by Operator and Funding Portal.

2.2.           Integration with Other Services. Operator shall integrate the Platform with third party services, such as escrow services, as directed by Funding Portal.

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2.3.           Technical Support. Operator shall provide ongoing support and maintenance services to ensure that the Platform performs as intended.

2.4.           Other Services. Operator shall perform such additional services as the parties shall mutually agree in writing from time to time, including custom software development to enhance the functionality of the Platform and the experience of end-users.

3.         Functionality of Platform.

3.1.           Initial Functionality. Operator has demonstrated the Platform to Funding Portal and delivered to Funding Portal an electronic version of such demonstration and/or a list of sample screen shots (the “Demonstration Version”). At the time of delivery to Funding Portal, the Platform will have substantially the same “look and feel,” features, and functionality of the Demonstration Version and no fewer features and no less functionality than the versions of the comparable product delivered to other customers of Operator, except for features and functionality separately specified and purchased by other customers.

3.2.           Future Functionality. Following delivery of the Platform to Funding Portal, Operator shall incorporate into Funding Portal’s Platform such additional features and functionality as (i) may be required to comply with applicable law, in the option of counsel to Funding Portal; (ii) as may be requested by Funding Portal from time to time; or (iii) as Operator may determine in its discretion from time to time, provided that Operator shall give Funding Portal reasonable advance notice of such additional features and functionality if they are material to the operation of the Portal. Operator may not materially change the “look and feel” of the Platform without the consent of Funding Portal, which shall not be unreasonably withheld.

4.         Warranties.

4.1.           Limited Performance Warranty. Operator warrants that the Platform will perform substantially as demonstrated in the Demonstration Version and will be free of material errors or defects, and that all Services will be performed in a good and workmanlike manner. In the event Funding Portal believes that Operator is in violation of this limited performance warranty, Funding Portal shall notify Operator and Operator shall use reasonable commercial efforts to correct any error or defect.

4.2.           Compliance with Laws.

4.2.1.           In General. Operator shall use commercially reasonable efforts to conduct its business, and develop the Platform, in compliance with all applicable laws, rules and regulations. Without limiting the preceding sentence, Operator shall use commercially reasonable efforts to ensure that the Platform includes all of the functionality required for Offerings to be conducted in accordance with 17 CFR Part 227.

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4.2.2.           Input from Funding Portal.  In the event Funding Portal believes the Platform does not include all of the functionality required for Offerings to be conducted in accordance with 17 CFR Part 227, or is otherwise not in compliance with all applicable laws, rules, and regulations, it shall notify Operator in writing and the parties shall cooperate in addressing the alleged failure.

4.3.           Warranty of Non-Infringement.

4.3.1.              In General. Operator warrants that Funding Portal’s use of the Platform as anticipated by this Agreement will not infringe on the rights of any third party. If a claim is made that Funding Portal’s use of the Platform infringes on the rights of a third party then Operator will, at its sole expense and as Funding Portal’s sole remedy, defend against such claim and pay any final judgment against Funding Portal, provided that Funding Portal promptly notifies Operator of any such claim in writing and Operator is given sole control over the defense and settlement of such claim. Operator may, without the knowledge or consent of Funding Portal, agree to any resolution of the dispute that does not require on the part of Funding Portal a payment or an admission of wrongdoing. Without limiting the preceding sentence, Operator may (i) seek to obtain through negotiation the right of Funding Portal to continue using the Platform; (ii) rework the Platform so as to make it non-infringing; or (iii) replace the Platform, as long as the reworked or replacement Platform does not result in a material adverse change in the “look and feel” or operational characteristics of the Platform. If none of these alternatives is reasonably available in Operator’s sole discretion, Operator may terminate this Agreement and refund or credit to Funding Portal an amount equal to the amount paid by Funding Portal during the preceding ninety (90) days.

4.3.2.              Exceptions. The foregoing warranty shall not apply to infringement caused by (i) Funding Portal’s modification or use of the Platform other than as contemplated by the Agreement; (ii) Funding Portal’s failure to use corrections or enhancements made available by Operator to the extent that such corrections or enhancements would make the Platform non-infringing; or (iii) information, specification or materials provided by Funding Portal or third party acting for Funding Portal.

4.4.           No Other Warranties. EXCEPT FOR THE WARRANTIES SET FORTH IN SECTIONS 4.1, 4.2, AND 4.3, THE PLATFORM, INCLUDING ANY ACCOMPANYING MANUALS AND OTHER MATERIALS, AND THE SERVICES, ARE PROVIDED BY OPERATOR “AS IS,” WITHOUT WARRANTY OF ANY KIND, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR ANY WARRANTY THAT THE PLATFORM WILL BE ERROR-FREE OR OPERATE WITHOUT INTERRUPTION, OR THAT THE PLATFORM WILL MEET FUNDING PORTAL’S REQUIREMENTS, AND ANY WARRANTIES IMPLIED BY LAW, COURSE OF DEALING OR OTHERWISE ARE HEREBY EXCLUDED TO THE FULLEST EXTENT PERMITTED BY LAW.

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5.         Responsibility. The parties agree that Funding Portal, and not Operator, is solely responsible for the conduct of Offerings on the Platform. The role of Operator is only to provide the Platform and the Services. Operator does not act as a fiduciary, business or legal advisor, or co-venturer. Funding Portal is solely responsible for ensuring that Offerings are conducted in accordance with applicable laws, for monitoring the content displayed on the Platform, and for establishing the terms of its relationships with its customers, both companies seeking to raise capital and investors. Operator is not responsible for any information or content displayed on or transmitted through the Platform by Funding Portal.

6.         Delivery of Platform.

6.1.           Timetable. Operator shall use reasonable commercial efforts to make the Platform available to Funding Portal within thirty (30) days following the execution of this Agreement. However, Funding Portal understands that the ability of Operator to follow this timetable depends on a number of factors beyond the control of Operator, especially the timely cooperation of Funding Portal and its employees. Operator shall notify Funding Portal when and if it believes the timetable should be shortened or extended.

6.2.           Testing and Acceptance. Operator shall notify Funding Portal when Operator believes the Platform is ready for use by Funding Portal. Funding Portal shall then have ten (10) days in which to test the Platform. If Funding Portal believes there are defects in the Platform, it shall so notify Operator and the parties shall cooperate in fixing any such defects. Funding Portal shall be deemed to have accepted the Platform (i) if it does not notify Operator of defects within such period, (ii) when it notifies Operator of such acceptance, or (iii) when it has used the customized Platform in commerce for thirty (30) days, whichever occurs first.

7.         Technical Specifications. Operator has provided Funding Portal with the technical specifications of the Platform and Operator’s own technology infrastructure (to the extent relevant to the operation of the Portal), including but not limited to security specifications. Should Operator wish to make any material modification of such technical specifications it shall use reasonable efforts to notify Funding Portal no less than ninety (90) days in advance.

8.         Fees.

8.1.           In General. The fees and other charges of Operator are set forth on Schedule A.

8.2.           Taxes. The fees set forth on Schedule A are exclusive of all federal, state, municipal, or other government excise, sales, use, value-added, gross receipts, personal property, occupational, or other taxes now in force or enacted in the future, and Funding Portal shall pay any such tax (excluding taxes on Operator’s net income) that Operator may be required to collect or pay now or at any time in the future with respect to such fees.

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8.3.           Payment. Payment of the amounts due to Operator shall be made in accordance with the payment schedule set forth on Schedule A by wire transfer or other immediately-available funds. Any amount not paid within thirty (30) days following Operator’s invoice shall bear a finance charge at the rate of one and one half percent (1 ½%) per month.

9.         Technical Specifications. Operator has provided Funding Portal with the technical specifications of the Platform and Operator’s own technology infrastructure (to the extent relevant to the operation of the Portal), including but not limited to security specifications. Should Operator wish to make any material modification of such technical specifications it shall use reasonable efforts to notify Funding Portal no less than ninety (90) days in advance.

10.       Funding Portal’s Obligations. Funding Portal shall:

10.1.            Provide Operator with accurate and complete descriptions of its needs and business plans for the Platform;

10.2.           Use commercially reasonable efforts to conduct its business in compliance with all applicable laws, rules and regulations, including, without limitation, 17 CFR Part 227;

10.3.           Maintain in good standing its registrations and licenses with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and any other agency with jurisdiction over its business;

10.4.           Use the Platform only in an operating environment (e.g., hardware and software) approved by Operator;

10.5.           Maintain a high-speed, 24/7 Internet connection;

10.6.           Not infringe on the rights of any third party;

10.7.           Notify Operator of any defects in the Platform;

10.8.           Give Operator electronic access to the Platform to troubleshoot and correct any defects; and

10.9.           Not claim or imply that Operator is a funding portal or shares any of the legal responsibility of Funding Portal.

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11.         Confidentiality; Employees.

11.1.           Confidentiality.

11.1.1.              Included Information. For purposes of this Agreement, the term “Confidential Information” means all confidential and proprietary information of a party, including but not limited to (i) financial information, (ii) business and marketing plans, (iii) the names of employees and owners, (iv) the names and other personally-identifiable information of Funding Portal’s customers, (v) security codes, and (vi) all documentation provided by Platform.

11.1.2.              Excluded Information. For purposes of this Agreement, the term “confidential and proprietary information” shall not include (i) information already known or independently developed by the recipient without the use of any confidential and proprietary information, or (ii) information known to the public through no wrongful act of the recipient.

11.1.3.              Confidentiality Obligations. During the Term and at all times thereafter, neither party shall disclose Confidential Information of the other party or use such Confidential Information for any purpose other than in furtherance of this Agreement. Without limiting the preceding sentence, each party shall use at least the same degree of care in safeguarding the other party’s Confidential Information as it uses to safeguard its own Confidential Information. Notwithstanding the foregoing a party may disclose Confidential Information (i) if required to do by legal process (i.e., by a subpoena), provided that such party shall notify the other party prior to such disclosure so that such other party may attempt to prevent such disclosure or seek a protective order; or (ii) to any applicable governmental authority as required in the operation of such party’s business.

11.2.           Employees. During the Term and for a period of one (1) year thereafter, neither Operator nor Funding Portal shall hire, solicit for hire, or directly or knowingly indirectly use the services of any employee of the other party without the prior written consent of such other party. For purposes of this section, a person shall be deemed an “employee” of a party if such person has provided services to such party as an employee or independent contractor at any time within the preceding six (6) months.

11.3.           Injunctive Relief. The parties acknowledge that a breach of this section 11 will cause the damaged party great and irreparable injury and damage, which cannot be reasonably or adequately compensated by money damages. Accordingly, each party acknowledges that the remedies of injunction and specific performance shall be available in the event of such a breach, in addition to money damages or other legal or equitable remedies.

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12.         Ownership of Intellectual Property.

12.1.           Intellectual Property of Operator. Operator is the exclusive owner of the Platform and all of the intellectual property rights associated with the Platform, including software and copyrights, even if Operator incorporates into the Platform suggestions made by Funding Portal.

12.2.           Intellectual Property of Funding Portal. Funding Portal is the exclusive owner of its name, logo(s), trademarks, URLs, and other intellectual property and, together with its customers, all of the content its displays on the Platform.

12.3.           Users of Portal. Funding Portal owns all of the relationships with its customers, including companies seeking to raise capital and investors. Operator may not share any personally-identifiable information of such users (e.g., names, addresses, social security numbers) with any person or contact or solicit any such users for any purpose without the advance written consent of Funding Portal, which may be withheld in the sole and absolute discretion of Funding Portal.

12.4.           Data. Operator may collect, use, store, and sell data concerning the operation of the Platform provided that such data not (can cannot be used to) reveal the identity of Funding Portal or any of its customers.

12.5.           Use of Names. Operator may, but shall not be required, advertise that Funding Portal uses the Platform. Similarly, Funding Portal may, but shall not be required to, advertise that it uses the Platform.

13.         Term.

13.1.           In General. The initial term of this Agreement shall be for two (2) years, followed by successive renewal periods of one (1) year each (together, the “Term”), unless sooner terminated pursuant to this section 13 or other provisions of this Agreement providing for termination.

13.2.           Termination for Cause. This Agreement may be terminated at any time if either party fails to perform any of its material obligations hereunder and such failure continues for thirty (30) days following written notice from the non-breaching party. For these purposes (i) any obligation of Funding Portal to pay any amount to Operator shall be treated as a material obligation, and (ii) if Funding Portal fails to make a required payment by the due date on more than three (3) occasions during any period of twelve (12) months, Operator may (but shall not be required to) terminate this Agreement without giving written notice of such failure or any additional failure.

13.3.           Termination for Cessation of Business. Funding Portal may terminate this Agreement by giving at least ninety (90) days’ notice to Operator if it discontinues its business using. Operator may terminate this Agreement by giving at least one hundred eighty (180) days’ notice to Funding Portal if it discontinues providing the Platform.

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13.4.           Termination Without Cause. Funding Portal may terminate this Agreement at any time by giving at least one hundred eighty (180) days’ notice to Operator. Operator may not terminate this Agreement except as provided herein.

13.5.           Effect of Termination. Upon any termination of this Agreement, the License shall terminate and Funding Portal shall have no further rights in or to the Platform. Provided that Funding Portal has paid all amounts due and otherwise complied with all of its material obligations under this Agreement, Operator shall provide Funding Portal, in a standard database format, with all of the data and information Funding Portal and its customers at no additional charge.

14.         Limitation of Claims. OPERATOR SHALL NOT BE LIABLE TO FUNDING PORTAL UNDER ANY CIRCUMSTANCES (EVEN IF THIS AGREEMENT IS TERMINATED) FOR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES (INCLUDING WITHOUT LIMITATION LOSS OF PROFIT, REVENUE, BUSINESS OPPORTUNITY OR BUSINESS ADVANTAGE), WHETHER BASED UPON A CLAIM OR ACTION OF TORT CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY, BREACH OF STATUTORY DUTY, CONTRIBUTION, INDEMNITY OR ANY OTHER LEGAL THEORY OR CAUSE OF ACTION, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. The preceding sentence shall not apply to any claims arising (i) under section 4.3 (concerning Operator’s warranty of non-infringement), (ii) under section 11 (concerning confidentiality), (iii) under section 12.3 (concerning the solicitation of users), or (iv) from the gross negligence or willful misconduct of Operator.

15.         Limitation on Damages. OPERATOR’S TOTAL LIABILITY UNDER OR RELATING TO THIS AGREEMENT, REGARDLESS OF THE CAUSE OR FORM OF ACTION, AND WHETHER BEFORE OR AFTER ITS TERMINATION, SHALL NOT EXCEED THE TOTAL OF ALL AMOUNTS PAID TO OPERATOR BY FUNDING PORTAL LESS A PRO RATA ABATEMENT OF SUCH AMOUNT FOR EACH FULL OR PARTIAL MONTH OF THE FIRST SIXTY (60) MONTHS FOLLOWING DELIVERY. The preceding sentence shall not apply to any claims arising (i) under section 4.3 (concerning Operator’s warranty of non-infringement), (ii) under section 11 (concerning confidentiality), (iii) under section 12.3 (concerning the solicitation of users), or (iv) from the gross negligence or willful misconduct of Operator.

16.         Indemnification.

16.1.           Obligation to Indemnify. Funding Portal will indemnify and hold harmless Operator, its licensors, service providers, and their respective affiliates, managers, agents and employees, from and against all losses, costs, and expenses, including reasonable attorneys’ fee, from third party claims arising from Funding Portal’s use of the Platform, including but not limited to claims made by investors, except for claims arising from the wrongful acts or omissions of Operator.

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16.2.           Notice and Defense of Claims. Operator will promptly notify Funding Portal of any claim for which it believes it is entitled to indemnification under the preceding paragraph. Funding Portal may, but shall not be required to, assume control of the defense and settlement of such claim provided that (i) such defense and settlement shall be at the sole cost and expense of Funding Portal (ii) Funding Portal shall be permitted to control the defense of the claim only if Funding Portal is financially capable of such defense and engages the services of a qualified attorney, each in the reasonable judgment of the Indemnified Party; (iii) Funding Portal shall not thereafter withdraw from control of such defense and settlement without giving reasonable advance notice to Operator; (iv) Operator shall be entitled to participate in, but not control, such defense and settlement at its own cost and expense; (v) before entering into any settlement of the claim, Funding Portal shall be required to obtain the prior written approval of Operator, which shall be not unreasonably withheld, if pursuant to or as a result of such settlement, injunctive or other equitable relief would be imposed against Operator; and (vi) Funding Portal will not enter into any settlement of any such claim without the prior written consent of Operator unless Funding Portal agrees to be liable for any amounts to be paid to the third party pursuant to such settlement and is financially able to do so.

17.         Miscellaneous.

17.1.           Amendments; Waivers. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

17.2.           Notices. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to legal@yobifund.com if to Operator, to legal@yobiventures.com if to Funding Portal, or to such other email address or addresses as the parties may designate from time to time by notice satisfactory under this section.

17.3.           Governing Law. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Delaware courts located in Wilmington, Delaware, and agrees that, subject to section 17.4, all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personam jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Delaware law.

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17.4.           Disputes.

17.4.1.           In General. The following procedure shall be followed in the event of a dispute arising from this Agreement:

(a)         The principals (chief executive officers) of Operator and Funding Portal shall speak directly concerning the dispute.

(b)         If the principals are unable to resolve the dispute, then within five (5) business days they shall exchange written summaries of their respective positions, containing such information and/or proposals as they may determine in their sole discretion, and thereafter meet or speak by telephone to attempt to resolve the dispute. Such summaries shall be deemed in the nature of settlement discussions and shall not be admissible in any further proceeding.

(c)         If the principals are still unable to resolve the dispute, they may, but shall not be required to, participate in non-binding mediation conducted by a single neutral mediator chosen the parties.

(d)         If the principals elect not to participate in mediation or are unable to resolve the dispute in mediation, they may file a lawsuit as described in section 17.3.

17.4.2.           Exceptions. This section 17.4 shall not apply to (i) more than one (1) dispute during any six (6) month period; (ii) actual or alleged violations of section 4.3, section 11, or section 12.3; (iii) situations in which the failure to immediately file a lawsuit would prejudice the interests of either party; (iv) situations in which either party believes in good faith that the procedure described herein would be fruitless; or (v) any dispute following the inability of the parties to resolve a previous dispute by following such procedures.

17.5.           Waiver of Jury Trial. Each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

17.6.           Assignment. Neither Operator nor Funding Portal may assign its rights or obligations under this Agreement without the prior written consent of the other. Notwithstanding the preceding sentence, a party may assign its interest in this Agreement without consent to a person acquiring (by sale, merger, reorganization, or otherwise) substantially all of the transferor’s assets, provided that (i) the transferee agrees to assume and perform all obligations of the transferor insofar as performance is to occur after the transfer, and (ii) the transferor remains liable for all obligations arising under this Agreement prior to the transfer. The transferring party may charge a reasonable fee for the review and processing of the information regarding the transfer.

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17.7.           Payment of Fees. In the event of a dispute arising under this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs, provided that if a party prevails only in part the court shall award fees and costs in accordance with the relative success of each party.

17.8.           Language Construction. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

17.9.           Force Majeure. Neither party shall be entitled to recover damages or terminate this Agreement by virtue of any delay or default in performance by the other party (other than a delay or default in the payment of money) if such delay or default is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected; provided that the party experiencing the difficulty shall give the other prompt written notice following the occurrence of the cause relied upon, explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

17.10.           Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

17.11.           Signature by Facsimile or Email. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

17.12.           No Third Party Beneficiaries. This Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

17.13.           Binding Effect. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

17.14.           Titles and Captions. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

17.15.           Pronouns and Plurals. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

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17.16.           Days. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

17.17.           Entire Agreement. This Agreement constitutes the entire agreement between Operator and Funding Portal and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date first written above.

YOBI VENTURES, LLC

By

YOBI CAPITAL FUND CORPORATION, LLC

By

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SCHEDULE A

Fee Schedule

Operator will charge Funding Portal a listing fee of $1,000 for each Offering listed on the YobiFund.com website. Listing fees are subject to change upon 30 days written notice.

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